# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agrify Corp, CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2220 Hicks Road, Suite 210, Rolling Meadows, Illinois (IL), 60008
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0002043397
Persons authorized to receive notices and communications: Bret Kravitz, 325 West Huron Street, Suite 700, Chicago, Illinois (IL), 60654, 312.471.6720

## Reporting persons
- RSLGH, LLC (CIK 0002043397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,956,672; sole dispositive power 0; shared dispositive power 12,956,672; aggregate amount beneficially owned 12,956,672 (49.99% of the class)
  Comment: This amount includes (a) 25,000 shares of Common Stock purchased on May 27, 2025;
  (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH, LLC ("RSLGH") and Double or Nothing LLC dated December 12, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (h) 1,526,718 shares of Common Stock underlying the August 2025 Note (as defined in item 4); (i) 3,166,561 shares of Common Stock underlying the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation, and (j) 43,145 shares of Common Stock that may become issuable as payments of interest pursuant to the November 2024 Note and the May 2025 Note within 60 days. The November 2024 Note, the May 2025 Note and the August 2025 Note are subject to restrictions on conversion to the extent required under applicable Nasdaq rules.
- WELLNESS MGMT, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,956,672; sole dispositive power 0; shared dispositive power 12,956,672; aggregate amount beneficially owned 12,956,672 (49.99% of the class)
  Comment: This amount includes (a) 25,000 of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and Double or Nothing LLC dated December 12, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (h) 1,526,718 shares of Common Stock underlying the August 2025 Note (as defined in item 4); (i) 3,166,561 shares of Common Stock underlying the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation, and (j) 43,145 shares of Common Stock that may become issuable as payments of interest pursuant to the November 2024 Note and the May 2025 Note within 60 days. The November 2024 Note, the May 2025 Note and the August 2025 Note are subject to restrictions on conversion to the extent required under applicable Nasdaq rules.
- FOR SUCCESS HOLDING COMPANY: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,956,672; sole dispositive power 0; shared dispositive power 12,956,672; aggregate amount beneficially owned 12,956,672 (49.99% of the class)
  Comment: This amount includes (a) 25,000 of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and Double or Nothing LLC dated December 12, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (h) 1,526,718 shares of Common Stock underlying the August 2025 Note (as defined in item 4); (i) 3,166,561 shares of Common Stock underlying the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation, and (j) 43,145 shares of Common Stock that may become issuable as payments of interest pursuant to the November 2024 Note and the May 2025 Note within 60 days. The November 2024 Note, the May 2025 Note and the August 2025 Note are subject to restrictions on conversion to the extent required under applicable Nasdaq rules.
- VCP23, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,956,672; sole dispositive power 0; shared dispositive power 12,956,672; aggregate amount beneficially owned 12,956,672 (49.99% of the class)
  Comment: This amount includes (a) of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and Double or Nothing LLC dated December 12, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (h) 1,526,718 shares of Common Stock underlying the August 2025 Note (as defined in item 4); (i) 3,166,561 shares of Common Stock underlying the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation, and (j) 43,145 shares of Common Stock that may become issuable as payments of interest pursuant to the November 2024 Note and the May 2025 Note within 60 days. The November 2024 Note, the May 2025 Note and the August 2025 Note are subject to restrictions on conversion to the extent required under applicable Nasdaq rules.
- GTI23, INC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,956,672; sole dispositive power 0; shared dispositive power 12,956,672; aggregate amount beneficially owned 12,956,672 (49.99% of the class)
  Comment: This amount includes (a) 25,000 shares of Common Stock purchased on May 27, 2025;
  (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and Double or Nothing LLC dated December 12, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (h) 1,526,718 shares of Common Stock underlying the August 2025 Note (as defined in item 4); (i) 3,166,561 shares of Common Stock underlying the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation, and (j) 43,145 shares of Common Stock that may become issuable as payments of interest pursuant to the November 2024 Note and the May 2025 Note within 60 days. The November 2024 Note, the May 2025 Note and the August 2025 Note are subject to restrictions on conversion to the extent required under applicable Nasdaq rules.
- GREEN THUMB INDUSTRIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 0; shared voting power 12,956,672; sole dispositive power 0; shared dispositive power 12,956,672; aggregate amount beneficially owned 12,956,672 (49.99% of the class)
  Comment: This amount includes (a) of Common Stock purchased on May 27, 2025; (b) 7,300 shares of Common Stock purchased on May 28, 2025; (c) 666,661 shares of Common Stock acquired on November 5, 2024; (d) 6,169,702 shares of Common Stock underlying warrants acquired on November 5, 2024, subject to a 49.99% beneficial ownership limitation; (e) 185,500 shares of Common Stock underlying warrants acquired pursuant to the warrant purchase agreement between RSLGH and Double or Nothing LLC dated December 12, 2024, subject to a 4.99% beneficial ownership limitation; (f) 18,614 shares of Common Stock underlying warrants issued as a payment of interest pursuant to the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (g) 1,147,471 shares of Common Stock underlying the May 2025 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation; (h) 1,526,718 shares of Common Stock underlying the August 2025 Note (as defined in item 4); (i) 3,166,561 shares of Common Stock underlying the November 2024 Note (as defined in Item 4), subject to a 49.99% beneficial ownership limitation, and (j) 43,145 shares of Common Stock that may become issuable as payments of interest pursuant to the November 2024 Note and the May 2025 Note within 60 days. The November 2024 Note, the May 2025 Note and the August 2025 Note are subject to restrictions on conversion to the extent required under applicable Nasdaq rules.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agrify Corp
Address of issuer's principal executive offices: 2220 Hicks Road, Suite 210, Rolling Meadows, Illinois (IL), 60008
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No. 4 to the statement on Schedule 13D ("Amendment No. 4") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on November 13, 2024 and as amended by Amendment No. 1 thereto on December 16, 2024, Amendment No. 2 thereto on May 22, 2025 (as amended, the "Schedule 13D"), and Amendment No. 3 thereto on May 29, 2025 and relates to the shares of common stock, par value $0.001 ("Common Stock") of Agrify Corporation (the "Company" or the "Issuer") beneficially owned by (1) RSLGH, LLC, a Delaware limited liability company ("RSLGH"); (2) Wellness Mgmt, LLC, a California limited liability company and the sole member of RSLGH ("Wellness Mgmt"); (3) For Success Holding Company, a Delaware corporation and the sole member of Wellness Mgmt ("For Success Holding"); (4) VCP23, LLC, a Delaware limited liability company and the sole shareholder of For Success Holding ("VCP23"); (5) GTI23, Inc., a Delaware corporation and the sole member of VCP23 ("GTI23"); and (6) Green Thumb Industries Inc., a British Columbia corporation and the sole shareholder of GTI23 ("GTI" or "Green Thumb") (RSLGH, Wellness Mgmt, For Success Holding, VCP23, GTI23 and GTI, collectively, the "Reporting Persons").

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 12,956,672 shares of Common Stock of the Company. The August 2025 Note was acquired for the August 2025 Note Purchase Price (as such terms are defined in Item 4).

As of the date of this filing, the Reporting Persons have no margin or other loans outstanding secured by Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows (which shall be in addition to the information previously included in the Schedule 13D):

--Convertible Note Issuance--

On August 25, 2025, the Company issued a Secured Convertible Note to RSLGH in connection with the issuance of a series of convertible notes with an aggregate original principal amount of $50.0 million (the "August 2025 Notes"). The August 2025 Note issued to RSLGH has an original principal amount of $45.0 million (the "August 2025 Note Purchase Price"), is a secured obligation of the Company and ranks senior to all indebtedness of the Company except for the November 2024 Note and the May 2025 Notes, with which it ranks pari passu. Each August 2025 Note bears interest at a 10.0% annualized rate, with interest to be paid, at the election of a majority-in-interest of holders of the August 2025 Notes, in the form of cash, Common Stock, or Pre-Funded Warrants (as defined below) on the first calendar day of each September and March while such August 2025 Note is outstanding, beginning on March 1, 2026. The principal amount of each August 2025 Note will be payable on the Maturity Date. The August 2025 Notes impose certain customary affirmative and negative covenants upon the Company, including covenants relating to ranking and reservation of shares. If an event of default under the August 2025 Notes occurs, the requisite holders can elect to accelerate all or a portion of the then-outstanding principal amount of the August 2025 Note, plus accrued and unpaid interest, including default interest, which accrues at a rate per annum equal to 14% from the date of a default or event of default. If a holder elects to convert its August 2025 Note into Common Stock, the conversion price per share will be $29.475 (the "Conversion Price"), which is equal to the Nasdaq Minimum Price, as defined in Nasdaq Listing Rule 5635, at the time the August 2025 Notes were issued and is subject to customary adjustments for stock splits and similar corporate events. The conversion of the August 2025 Note held by RSLGH is subject to a 49.99% beneficial ownership limitation and, to the extent necessary pursuant to Nasdaq Listing Rule 5635, the receipt of stockholder approval. In lieu of receiving Common Stock, a holder of an August 2025 Note may instead elect to receive pre-funded warrants ("Pre-Funded Warrants") at a conversion price equal to the Conversion Price less the $0.001 exercise price per warrant, which Pre-Funded Warrants would include ownership and exercise limitations substantially similar to those contained in the August 2025 Notes. Each Pre-Funded Warrant is exercisable upon issuance into one share of Common Stock at an exercise price per share of $0.001 (as adjusted from time to time in accordance with the terms thereof) and will expire when such Pre-Funded Warrant is fully exercised. The foregoing summaries of the August 2025 Notes and the Pre-Funded Warrants do not purport to be complete, and are qualified in their entirety by reference to copies of the form of August 2025 Note and the form of Pre-Funded Warrant that are filed as Exhibit 99.13 and Exhibit 99.14 hereto, respectively.

--Name Change--

On August 27, 2025, the Company filed a Certificate of Amendment to its Articles of Incorporation to change the Company's name to RYTHM, Inc. effective as of 12:01 a.m. ET on September 2, 2025.

--General--

In addition to the transactions described above, on August 27, 2025, the Company also entered into a Purchase Agreement with VCP23, pursuant to which the Company acquired all of the equity interests in VCP IP Holdings, LLC, the assets of which primarily consist of intellectual property rights to the RYTHM, Beboe, Dogwalkers, Doctor Solomon's, &Shine and Good Green brands (the "Acquired Brands").
Immediately thereafter, the Company entered into a Trademark and Recipe License Agreement (the "License Agreement") with GTI Core, LLC, an indirect wholly-owned subsidiary of Green Thumb, pursuant to which VCP IP Holdings, LLC granted to GTI Core, LLC a license to use certain intellectual property related to the Acquired Brands. In connection with the License Agreement, on August 27, 2025, VCP IP Holdings, LLC and Core Growth LLC terminated the two license agreements dated May 20, 2025 relating to the Beboe and RYTHM brands. Neither the Purchase Agreement nor the License Agreement involved the sale or issuance of securities of the Company, and both are described more fully in the Company's Current Report on Form 8-K filed on August 27, 2025, which form is incorporated by reference herein and included as Exhibit 99.15. The foregoing summaries of the Purchase Agreement and the License Agreement do not purport to be complete, and are qualified in their entirety by reference to copies of the forms of the Purchase Agreement and the License Agreement that are filed as Exhibit 99.16 and Exhibit 99.17 hereto, respectively.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the "Board"), engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares securities of the Issuer, and/or selling some or all of the Investors securities in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon approximately 2,002,568 shares of Common Stock outstanding as of August 25, 2025. As of the date hereof, each Reporting Person may be deemed to beneficially own 49.99% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Because Wellness Mgmt is the sole member of RSLGH, For Success Holding is the sole member of Wellness Mgmt, VCP23 is the sole shareholder of For Success Holding, GTI23 is the sole member of VCP23, and GTI is the sole shareholder of GTI23 (collectively, other than RSLGH, the "GTI Parties"), the GTI Parties are deemed to share the voting and dispositive power over the 12,956,672 shares of Common Stock directly beneficially owned by RSLGH.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above, including Item 4 of the Schedule 13D, including all amendments thereto.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above and in the Schedule 13D, including all amendments thereto, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement - https://www.sec.gov/Archives/edgar/data/1800637/000121390025047011/ea024332701ex99-1_agrify.htm
99.2 - Purchase Agreement dated November 5, 2024 -https://www.sec.gov/Archives/edgar/data/1800637/000121390024097577/ea022100501ex99-2_agrify.htm
99.3 - Secured Convertible Note dated November 5, 2024 -https://www.sec.gov/Archives/edgar/data/1800637/000121390024094613/ea022010001ex4-1_agrify.htm
99.4 - Purchase Agreement dated December 12, 2024 -https://www.sec.gov/Archives/edgar/data/1800637/000121390024109041/ea022484801ex99-4_agrify.htm
99.5 - Form of Secured Convertible Note dated May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-2_agrify.htm
99.6 - Form of Pre-Funded Common Stock Purchase Warrant -https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-1_agrify.htm
99.7 - Amendment and Waiver to Secured Convertible Note dated May 8, 2025 - sec.gov/Archives/edgar/data/1800637/000121390025041201/ea023943501ex4-1_agrify.htm
99.8 - Second Amendment to Secured Convertible Note, dated May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex4-3_agrify.htm
99.9 - Purchase Agreement, dated May 20, 2025, by and between VCP IP Holdings, LLC and Agrify Corporation - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-1_agrify.htm
99.10 - Trademark and Recipe License Agreement, dated May 20, 2025, by and between MC Brands LLC and GTI Core, LLC -https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-2_agrify.htm
99.11 - Amended and Restated Shared Services Agreement, dated May 22, 2025, by and between Agrify Corporation and Vision Management Services, LLC - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea024318601ex10-5_agrify.htm
99.12 - Current Report on Form 8-K dated May 20, 2025 as filed on May 22, 2025 - https://www.sec.gov/Archives/edgar/data/1800637/000121390025046875/ea0243186-8k_agrify.htm
99.13 - Form of Secured Convertible Note dated August 25, 2025 - sec.gov/Archives/edgar/data/1800637/000121390025081148/ea025469501ex4-1_agrify.htm
99.14 - Form of Pre-Funded Common Stock Purchase Warrant - sec.gov/Archives/edgar/data/1800637/000121390025081148/ea025469501ex4-2_agrify.htm
99.15- Current Report on Form 8-K as filed on August 27, 2025 - sec.gov/Archives/edgar/data/1800637/000121390025081148/ea0254695-8k_agrify.htm
99.16 - Purchase Agreement, dated August 27, 2025, by and between VCP23, LLC and Agrify Corporation - sec.gov/Archives/edgar/data/1800637/000121390025081148/ea025469501ex10-1_agrify.htm
99.17 - Trademark and Recipe License Agreement, dated August 27, 2025, by and between VCP IP Holdings, LLC and GTI Core, LLC - sec.gov/Archives/edgar/data/1800637/000121390025081148/ea025469501ex10-2_agrify.htm

## Signatures
- RSLGH, LLC: /s/ Bret Kravitz, Bret Kravitz/Corporate Secretary (08/27/2025)
- WELLNESS MGMT, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Authorized Signatory (08/27/2025)
- FOR SUCCESS HOLDING COMPANY: /s/ Benjamin Kovler, Benjamin Kovler/CEO & President (08/27/2025)
- VCP23, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Manager (08/27/2025)
- GTI23, INC.: /s/ Benjamin Kovler, Benjamin Kovler/Director & Authorized Signatory (08/27/2025)
- GREEN THUMB INDUSTRIES INC.: /s/ Benjamin Kovler, Benjamin Kovler/Chairman and Chief Executive Officer (08/27/2025)